UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 17, 2023

DATA KNIGHTS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-40386	86-2076743
(Commission File Number)	(IRS Employer Identification No.)

Unit G6, Frome Business Park, Manor Road

Frome

United Kingdom, BA11 4FN

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +44 203 833 4000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	DKDCU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	DKDCA	The Nasdaq Stock Market LLC
Redeemable Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	DKDCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

On October 17, 2023, Data Knights Acquisition Corp., a Delaware corporation (the “Company”), held a special meeting of its stockholders (the “Stockholders”) in lieu of the 2023 annual meeting of Stockholders (the “Special Meeting”) in connection with the transactions contemplated by that certain Agreement and Plan of Merger dated April 25, 2022 (the “Merger Agreement”), by and among the Company, Data Knights Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Data Knights, LLC, the Company’s sponsor, OneMedNet, a Delaware corporation, (“OneMedNet”), and Paul Casey, as seller representative (such transactions, collectively, the “Business Combination”). At the Special Meeting, the Stockholders were asked to consider and vote on the proposals identified in the definitive proxy statement/prospectus that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2023 (the “Definitive Proxy”). Capitalized terms used, but not defined, herein have the meanings assigned to them in the Definitive Proxy.

As of the close of business on September 20, 2023 (the “Record Date”), 5,172,973 shares of common stock of the Company (the “Common Stock”) were issued and outstanding and entitled to vote at the Special Meeting.

4,690,565 shares of Common Stock were represented in person or by proxy at the Special Meeting, and, therefore, a quorum was present.

Proposals 1 through 7 set forth below were approved. The number of votes cast for or against, as well as abstentions and broker non-votes, if applicable, with respect to each proposal is set out below:

Proposal 1: To approve an amendment to the Second Amendment to the Second Amended and Restated Certificate of Incorporation (the “Charter”) effective prior to the consummation of the Business Combination, to remove from the Charter the redemption limitation contained under Section 9.2(a) preventing the Company from closing a business combination if it would have less than $5,000,0001 of net tangible assets (the “NTA Proposal”). The voting results for the NTA Proposal were as follows:

For	Against	Abstain
4,590,735	5,562	0

Proposal 2: To approve and adopt the Merger Agreement and approve the transactions contemplated thereby (the “Business Combination Proposal”). The voting results for the Business Combination Proposal were as follows:

For	Against	Abstain
4,680,323	10,242	0

Proposal 3: To approve, for purposes of complying with Nasdaq Listing Rules 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Class A common stock and the resulting change in control in connection with the Business Combination (the “Nasdaq Proposal”). The voting results for the Nasdaq Proposal were as follows:

For	Against	Abstain
4,680,323	10,242	0

Proposal 4: To approve the Third Amended and Restated Certificate of Incorporation, which shall become effective upon the closing of the Business Combination (the “Charter Amendment Proposal”), including (i) the addition of a supermajority voting requirement to amend the Surviving Corporation’s Bylaws, and (ii) the addition of a supermajority voting requirement to amend Articles V (Board of Directors), VI (Stockholders), VII (Liability and Indemnification; Corporate Opportunity), VIII (Business Combinations), IX (Exclusive Forum), and Article X (Amendments) to the Third Amended and Restated Certificate of Incorporation. The voting results for the Charter Amendment Proposal were as follows:

For	Against	Abstain
4,520,354	170,211	0

Proposal 4A: To approve the addition to Company’s Certificate of Incorporation of a super majority voting requirement to amend the Surviving Corporation’s Bylaws (the “Bylaw Amendment Requirement”), as contained in the Third Amended and Restated Certificate of Incorporation. The voting results for the Bylaw Amendment Requirement were as follows:

For	Against	Abstain
4,520,354	170,211	0

Proposal 4B: To approve the addition to the Company’s Certificate of Incorporation of a super majority voting requirement (the “Article Amendment Requirement”) to amend Articles V (Board of Directors), VI (Stockholders), VII (Liability and Indemnification; Corporate Opportunity), VIII (Business Combinations), IX (Exclusive Forum), and Article X (Amendments) of the Third Amended and Restated Certificate of Incorporation. The voting results for the Article Amendment Requirement were as follows:

For	Against	Abstain
4,520,354	170,211	0

Proposal 5: To elect eight directors to serve on the Company’s board of directors following the consummation of the Business Combination until the 2024 annual meeting of Stockholders, in the case of Class I directors, the 2025 annual meeting of Stockholders, in the case of Class II directors, and the 2026 annual meeting of Stockholders, in the case of Class III directors, and, in each case, until their respective successors are duly elected and qualified (the “Director Election Proposal”). The voting results for the Director Election Proposal were as follows:

Director	For	Withheld
Erkan Akyuz (Class I)	4,685,885	4,680
Eric Casaburi (Class I)	4,685,885	4,680
Dr. Julianne Huh (Class II)	4,685,885	4,680
Paul Casey (Class II)	4,685,885	4,680
Dr. Thomas Kosasa (Class II)	4,685,885	4,680
Dr. Jeffrey Yu (Class III)	4,525,916	164,649
Robert Golden (Class I)	4,685,885	4,680
R. Scott Holbrook (Class III)	4,685,885	4,680

Proposal 6: To approve the 2022 Equity Incentive Plan (the “Incentive Plan Proposal”). The voting results for the Incentive Plan Proposal were as follows:

For	Against	Abstain
4,520,354	170,211	0

Proposal 7: To approve adjourning the Special Meeting to a later date or dates, if necessary to permit further solicitation and vote of proxies if it is determined by the Company that more time is necessary or appropriate to approve one or more Proposals at the Special Meeting (the “Adjournment Proposal”). The voting results for the Adjournment Proposal were as follows:

For	Against	Abstain
4,680,323	10,242	0

Item 8.01.	Other Events.

Redemption of Shares

In connection with the Special Meeting, certain Stockholders (the “Redeeming Stockholders”) holding 1,614,148 shares of Class A Common Stock (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds held by Continental Stock Transfer & Trust Company, as trustee (“Continental”) in the trust account established in connection with the Company’s initial public offering (the “Trust Account”). As a result, approximately $17.9 million (approximately $11.12 per share) will be removed from the Trust Account to pay the Redeeming Stockholders, and approximately $1.1 million will remain in the Trust Account.

FORWARD-LOOKING STATEMENTS

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination. Forward-looking statements generally relate to future events or involving, or future performance of, the Company or OneMedNet. For example, statements regarding anticipated growth in the industry in which OneMedNet operates and anticipated growth in demand for OneMedNet’s products, projections of OneMedNet’s future financial results and other metrics, the satisfaction of closing conditions to the Business Combination between the Company and OneMedNet and the timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and OneMedNet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the Business Combination may not be completed by the deadline in the Charter; (iii) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (iv) the amount of the costs, fees, expenses and other charges related to the Business Combination; (v) the outcome of any legal proceedings that may be instituted against the Company, OneMedNet, the combined company or others following the announcement of the Merger Agreement, the ancillary agreements contemplated thereby and the Business Combination; (vi) the inability to complete the Business Combination due to the Company’s or OneMedNet’s failure to satisfy conditions to closing; (vii) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (viii) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of OneMedNet or diverts management’s attention from OneMedNet’s ongoing business; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xi) costs related to the Business Combination; (xii) changes in applicable laws or regulations; (xiii) the possibility that OneMedNet or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xiv) OneMedNet’s estimates of expenses and profitability; (xv) the evolution of the markets in which OneMedNet competes; (xvi) the ability of OneMedNet to implement its strategic initiatives; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and other risks and uncertainties indicated in the Definitive Proxy, including those set forth under “Risk Factors” therein, and other documents filed with the SEC by the Company. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and the Company and OneMedNet assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor OneMedNet gives any assurance that either the Company or OneMedNet will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or OneMedNet or any other person that the events or circumstances described in such statement are material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DATA KNIGHTS ACQUISITION CORP.

Date: October 18, 2023	By:	/s/ Barry Anderson
Barry Anderson
Chief Executive Officer